[LETTERHEAD OF RS INVESTMENT MANAGEMENT CO. LLC]

April 29, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attn: Ms. Michelle Roberts

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of
RS Variable Products Trust (the “Trust”) (Registration Nos. 333-135544 and 811-21922)

Dear Ms. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby requests acceleration of the effective date for Post-Effective Amendment No. 9 to its Registration Statement on Form N-1A, referenced above, so that it will become effective on Friday, May 1, 2009.

Please be advised that the Trust is aware of its responsibilities under the Securities Act of 1933, as amended, as it relates to the proposed public offering of the securities specified in the Registration Statement referred to above.

Very truly yours,

RS VARIABLE PRODUCTS TRUST

By:	/s/ Terry R. Otton
Name: Terry R. Otton
Title: President and Principal Executive Officer

[LETTERHEAD OF GUARDIAN INVESTOR SERVICES LLC]

April 29, 2009

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Attn: Ms. Michelle Roberts

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 9 to the Registration Statement on Form N-1A of
RS Variable Products Trust (the “Trust”) (Registration Nos. 333-135544 and 811-21922)

Dear Ms. Roberts:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust’s principal underwriter hereby requests acceleration of the effective date for Post-Effective Amendment No. 9 to the Trust’s Registration Statement on Form N-1A, referenced above, so that it will become effective on Friday, May 1, 2009.

Please be advised that the Trust is aware of its responsibilities under the Securities Act of 1933, as amended, as it relates to the proposed public offering of the securities specified in the Registration Statement referred to above.

Very truly yours,

GUARDIAN INVESTOR SERVICES LLC

By:	/s/ John H. Walter
Name: John H Walter
Title: Senior Vice President, Financial Management & Control